PERSONAL RETIREMENT MANAGER SERIES I
TALCOTT RESOLUTION LIFE INSURANCE COMPANY AND
TALCOTT RESOLUTION LIFE AND ANNUITY INSURANCE COMPANY

Annual Product Notice for Existing Investors
May 2, 2022

This product notice provides updated information about Personal Retirement Manager variable annuity Series I, an individual deferred flexible premium variable annuity contract. The contract is issued by us, Talcott Resolution Life and Annuity Insurance Company and Talcott Resolution Life Insurance Company, (collectively, “Talcott Resolution”). The most recent prospectus for the contract, dated June 28, 2018, contains more information about the contract, including its features, benefits, and risks. You can find the most recent audited financial statements of Talcott Resolution and the separate account supporting the contract online at:
Issued by Talcott Resolution Life Insurance Company:

Class of Contract	Website Address
PRM B Share Series I	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=NVA005989
PRM C Share Series I	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=NVA005997
PRM L Share Series I	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=NVA006003
Huntington PRM B Share Series I	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Y624
Huntington Leaders B Share Series III	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=NRVA03803
PRM Select B Share Series I	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Y616
Leaders Select B Share Series III	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=NRVA03835

Issued by Talcott Resolution Life and Annuity Insurance Company:

Class of Contract	Website Address
PRM B Share Series I	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=416589190
PRM C Share Series I	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=416589158
PRM C Share Series II	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41658A148
PRM I Share Series I	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=416589182
PRM L Share Series I	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41658A155
Leaders Series V	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Y863
Leaders Access Series V	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=416589315
Leaders Advisory Series I	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=416589117

You can also obtain this information at no cost by contacting us as instructed below.
The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the product was sold. These marketing names include: Personal Retirement Manager, Huntington Personal Retirement Manager and Personal Retirement Manager Select. If you purchased this contract between August 24, 2009 and August 16, 2010, marketing names included Series V of Leaders, Leaders Access, Leaders Advisory and Series III of Huntington Leaders and Leaders Select.

Additional information about certain investment products, including variable annuities, has been prepared by the staff of the Securities and Exchange Commission (SEC) and is available at Investor.gov.
For additional information, please contact your investment professional or contact us by:
a.Mailing:     Talcott Resolution
PO Box 14293
Lexington, KY 40512-4293
a.Calling:        1-800-862-6668
b.Emailing:     asccontactus@talcottresolution.com
c.Visiting:     www.talcottresolution.com
The Securities and Exchange Commission (“SEC”) has not approved or disapproved of this security or passed upon the accuracy or adequacy of this summary prospectus. Any representation to the contrary is a criminal offense.

Special Terms Used in this Product Notice

Contract Value	The total value of your investments in the Sub-Accounts (and the Fixed Accumulation Feature, if applicable).
Fixed Accumulation Feature or FAF	A fixed account option that guarantees principal and a rate of interest. Effective October 4, 2013, we no longer accept new allocations or premium payments to the Fixed Accumulation Feature except for contracts issued in Massachusetts.
Payment Base	The amount used to determine benefit payments under certain optional benefits under the contract.
Sub-Account	A fund option under the contract. There is a Sub-Account that corresponds to each fund that is available under the contract.

Updated Information About Your Contract
The following is a summary of certain contract features that have changed since May 3, 2021. This does not reflect all of the changes that have occurred since you entered into your contract.

Summary of recent contract changes:

Changes for all Contracts:
•Effective May 2, 2022, new Portfolio Planner models are available. Each Portfolio Planner model offers diversification with a customized allocation of assets so you can match it to your investment objective and risk tolerance. These models will be automatically rebalanced each quarter in order to restore your investment to the original percentages of your Portfolio Planner model. You can elect one of these models by calling our Annuity Service Center at 1-800-862-6668. If you choose to participate in a Portfolio Planner model, you are responsible for determining which model portfolio is best for you. Please refer to Appendix A for more information on the new models, and the “Static Asset Allocations” disclosure in Section 4.a. Purchases and Contract Value in the Prospectus on how asset allocation works.
•Effective May 1, 2022 the AB VPS Balanced Wealth Strategy Portfolio was renamed AB VPS Balanced Hedged Allocated Portfolio.
•Effective April 29, 2022, the Invesco V.I. International Growth Fund was renamed Invesco V.I. EQV International Equity Fund.
•Effective April 29, 2022, the Invesco V.I. High Yield Fund is available as an investment option.
•Effective April 29, 2022, the Invesco V.I. Government Securities Fund is available as an investment option.
•On June 30, 2021, pursuant to the Agreement and Plan of Merger dated as of January 18, 2021, by and among Sutton Holdings Investments, Ltd. (“Buyer”), Sutton Holdings Merger Sub, L.P., Hopmeadow Holdings, LP (“HHLP”) and Hopmeadow Holdings GP LLC, the owners of HHLP sold all of the issued and outstanding equity interests in HHLP, a parent of Talcott Resolution Life Insurance Company and Talcott Resolution Life and Annuity Insurance Company (“Talcott Resolution”), to Buyer, an affiliate of Sixth Street, a global investment firm. Talcott Resolution will continue to administer your Contract and remains responsible for paying all contractual guarantees and General Account liabilities under your Contract subject to its financial strength and claims paying ability. The terms, features and benefits of your Contract will NOT change as a result of the sale. Talcott Resolution Distribution Company remains the principal underwriter for the Contracts.
Additional Changes for Huntington Personal Retirement Manager and Huntington Leaders:
•The Rational Insider Buying VA Fund was liquidated on or about November 30, 2021.
•The Rational Trend Aggregation VA Fund was liquidated on or about July 30, 2021.
Additional Changes for Personal Retirement Manager Select and Leaders Select:
•Effective December 6, 2021, the Wells Fargo VT International Equity Fund was renamed Allspring VT International Equity Fund.
•Effective December 6, 2021, the Wells Fargo VT Omega Growth Fund was renamed Allspring VT Omega Growth Fund.
•Effective December 6, 2021, the Wells Fargo VT Opportunity Fund was renamed Allspring VT Opportunity Fund.

•Effective December 6, 2021, the Wells Fargo VT Small Cap Growth Fund was renamed Allspring VT Small Cap Growth Fund.

Key Information Table
Important Information You Should Consider About the Contract

	FEES AND EXPENSES			Location in Prospectus
Charges for Early Withdrawals
Your Contract may be subject to surrender charges depending on the class of Contract that you own (i.e., B Share, C Share, I Share and L Share). Surrender charges may apply to both partial and full Surrenders.These surrender charges (if any) do not apply to certain types of withdrawals, such as withdrawals that do not exceed the annual amount that may be withdrawn without surrender charges.
•B Share. If you withdraw money from your contract within 9 years following your last premium payment, you may be assessed a surrender charge of up to 7% (as a percentage if premium payments withdrawn), declining to 0% over that time period.
•C Share. If you withdraw money from your contract within 2 years following your last premium payment, you may be assessed a surrender charge of up to 2% (as a percentage if premium payments withdrawn), declining to 0% over that time period.
•I Share. No surrender charges.
•L Share. If you withdraw money from your contract within 5 years following your last premium payment, you may be assessed a surrender charge of up to 7% (as a percentage of premium payments withdrawn), declining to 0% over that time period.
For example, if you were to withdraw $100,000 during a surrender charge period, you could be assessed a charge of up to $7,000 for a B Share contract or an L Share contract and $2,000 for a C Share contract. No surrender charges would apply to an I Share contract.
If you receive services for your Contract from a third-party financial intermediary who charges an advisory fee for their services, withdrawals to pay advisory fees will also reduce death benefits and other guaranteed benefits under the Contract and may be subject to federal and state income taxes and a 10% federal penalty tax.
2. Fee Summary 4. Information on Your Account b. Charges and Fees - Contingent Deferred Sales Charges (CDSC) - B, C, and L Share
Transaction Charges	Other than surrender charges (if any), there are no charges for other contract transactions (e.g., transferring money between investment options).
Ongoing Fees and Expenses (annual charges)
The table below describes the current fees and expenses of the contract that you may pay each year, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected. Fees and expenses do not reflect any advisory fees paid to financial intermediaries from Contract Value or other assets of the Contract Owner, and that if such charges were reflected, the fees and expenses would be higher.
2. Fee Summary 4. Information on Your Account b. Charges and Fees
	Annual Fee	Minimum	Maximum
	Base Contract (varies by contract class)	0.30%¹	1.51%¹
	Investment Options (fund fees and expenses)	0.34%²	1.33%²
	Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.75%[3]	1.50%[3]
1 As a percentage of average daily Sub-Account Values. [2] As a percentage of fund net assets. [3] As a percentage of average daily Contract Value.
Because your contract is customizable, the choices you may effect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract, which could add surrender charges that substantially increase costs.
	Lowest Annual Cost: $1,610	Highest Annual Cost: $4,240
	Assumes:	Assumes:
	•Investment of $100,000	•Investment of $100,000
	•5% annual appreciation	•5% annual appreciation

	•Least expensive combination of contract classes and fund fees and expenses	•Most expensive combination of contract classes, optional benefits and fund fees and expenses
	•No sales charges or advisory fees	•No sales charges or advisory fees
	•No additional premium payments, transfers or withdrawals	•No additional premium payments, transfers or withdrawals
•No optional benefits

	RISKS		Location in Prospectus
Risk of Loss	You can lose money by investing in this contract, including loss of principal.		2. Fee Summary 3. Management of the Contract - Fixed Accumulation Feature 4. Information on your Account b. Charges and Fees - Sales Charges Appendix Tax
Not a Short-Term Investment
•This contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.
•Surrender charges may apply to withdrawals. If you take a withdrawal, a surrender charge may reduce the value of your contract or the amount of money that you actually receive.
•The benefits of tax deferral, long-term income, and living benefit guarantees mean the contract is generally more beneficial to investors with a long-time horizon.
•A 10% penalty tax may be applied to Surrenders before age 59½.

Risks Associated with Investment Options
•An investment in this contract is subject to the risk of poor investment performance. Performance can vary depending on the performance of the investment options that you choose under the contract (e.g., Funds).
•Each investment option (including the FAF, if available) has its own unique risks.
•You should review the investment options before making an investment decision.

Insurance Company Risks	An investment in the contract is subject to the risks related to us. Any obligations (including under the FAF), guarantees or benefits of the contract are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about Talcott Resolution, including our financial strength ratings, is available upon request by visiting the "About Us" tab at www.talcottresolution.com or by calling 1-800-862-6668.
	RESTRICTIONS		Location in Prospectus
Investment Options
•Certain investment options may not be available under your contract.
•You are allowed to make 1 transfer between the fund options per day. You are allowed to make 20 transfers between the fund options per year before we require you to submit additional transfer requests by mail. Your transfer between the fund options are subject to policies designed to deter excessively frequent transfers and market timing. These transfer restrictions do not apply to transfers under the contract's automatic transfer programs.
•There are restrictions on the maximum amount that may be transferred annually from the FAF to the fund options. If the FAF is available for investment, you must wait 6 months after your most recent transfer from the FAF before making a subsequent transfer into the FAF. These transfer restrictions may apply to the contract's automatic income programs.
•We reserve the right to remove or substitute funds as investment options.
3. Management of Your Contract 4. Information About Your Contract - a. Purchases and Contract Value
Optional Benefits
~~•~~Optional benefits may further limit or restrict the investment options that you may select under the contract. We may change these restrictions in the future.
•Withdrawals may reduce the value of an optional benefit by an amount greater than the value withdrawn or result in termination of the benefit.
5. Optional Death Benefits a. Maximum Anniversary Value Death Benefit Appendix E
	TAXES		Location in Prospectus

Tax Implications
•Consult with a tax professional to determine the tax implications of an investment in and payments received under the contract.
•If you purchased the contract through a tax-qualified plan or IRA, you do not get any additional tax benefit under the contract.
•Earnings on your contract are taxed at ordinary income rates when you withdraw them and you may have to pay a penalty if you take a withdrawal before age 59-1/2.
Appendix Tax
	CONFLICTS OF INTEREST	Location in Prospectus
Investment Professional Compensation
Your investment professional may receive compensation for selling this contract to you, in the form of commissions, additional payments, and non-cash compensation. We may share the revenue we earn on this contract with your investment professional's firm. This conflict of interest may influence your investment professional to recommend this contract over another investment for which the investment professional is not compensated or compensated less.
6. Further Information e. How Contracts Are Sold
Exchanges	Some investment professionals may have a financial incentive to offer you a new contract in place of the one you already own. You should only exchange a contract you already own if you determine, after comparing the features, fees and risks of both contract's, that it is better for you to purchase the new contract rather than continue to own your existing contract.	4. Information on Your Contract a. Opening an Account - Replacement of Annuities

Appendix A — Funds Available Under the Contract
The following is a list of Funds available under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at:
Issued by Talcott Resolution Life Insurance Company:

Class of Contract	Website Address
PRM B Share Series I	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=NVA005989
PRM C Share Series I	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=NVA005997
PRM L Share Series I	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=NVA006003
Huntington PRM B Share Series I	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Y624
Huntington Leaders B Share Series III	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=NRVA03803
PRM Select B Share Series I	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Y616
Leaders Select B Share Series III	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=NRVA03835

Issued by Talcott Resolution Life and Annuity Insurance Company:

Class of Contract	Website Address
PRM B Share Series I	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=416589190
PRM C Share Series I	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=416589158
PRM C Share Series II	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41658A148
PRM I Share Series I	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=416589182
PRM L Share Series I	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41658A155
Leaders Series V	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Y863
Leaders Access Series V	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=416589315
Leaders Advisory Series I	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=416589117
Availability of portfolio companies may vary by employer. Participants should reference their plan documents for a list of available portfolio companies.
You can also request this information at no cost by calling 1-800-862-6668 or by sending an email request to asccontactus@talcottresolution.com.
Funds available under your specific Contract class and version are listed in Appendix A.1.
The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.
See "Optional Benefit Investment Restrictions" following this table for information on investment restrictions.

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
Allocation	AB VPS Balanced Hedged Allocation Portfolio - Class B (formerly AB VPS Balanced Wealth Strategy Portfolio) Adviser: AllianceBernstein, L.P.	1.02%*	13.36%	9.64%	9.00%
International Equity	AB VPS International Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	1.16%*	10.85%	4.98%	5.44%
APP A-1

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
U.S. Equity	AB VPS Small/Mid Cap Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	1.08%	35.60%	9.88%	12.85%
International Equity	Allspring VT International Equity Fund - Class 1 (formerly Wells Fargo VT International Equity Fund) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC	0.69%*	7.39%	6.19%	6.30%
U.S. Equity	Allspring VT Omega Growth Fund - Class 1 (formerly Wells Fargo VT Omega Growth Fund) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC	0.75%*	15.27%	25.24%	18.72%
U.S. Equity	Allspring VT Opportunity Fund - Class 1 (formerly Wells Fargo VT Opportunity Fund) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC	0.75%*	25.06%	17.58%	15.22%
U.S. Equity	Allspring VT Small Cap Growth Fund - Class 1 (formerly Wells Fargo VT Small Cap Growth Fund) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC	0.92%	7.93%	22.31%	16.51%
Allocation	American Funds Asset Allocation Fund - Class 4 Adviser: Capital Research and Management Company	0.80%	14.84%	11.43%	11.12%
Fixed Income	American Funds Capital World Bond Fund - Class 4 Adviser: Capital Research and Management Company	1.00%	(5.18)%	3.24%	1.88%
International Equity	American Funds Capital World Growth and Income Fund - Class 4 Adviser: Capital Research and Management Company	0.92%*	14.46%	12.99%	11.42%
International Equity	American Funds Global Growth Fund - Class 4 Adviser: Capital Research and Management Company	0.92%*	16.14%	19.40%	15.44%
International Equity	American Funds Global Small Capitalization Fund - Class 4 Adviser: Capital Research and Management Company	1.15%*	6.43%	15.16%	12.26%
U.S. Equity	American Funds Growth Fund - Class 4 Adviser: Capital Research and Management Company	0.85%	21.68%	25.12%	19.46%
U.S. Equity	American Funds Growth-Income Fund - Class 4 Adviser: Capital Research and Management Company	0.79%	23.80%	16.10%	15.17%
International Equity	American Funds International Fund - Class 4 Adviser: Capital Research and Management Company	1.04%	(1.71)%	9.37%	7.91%
International Equity	American Funds New World Fund - Class 4 Adviser: Capital Research and Management Company	1.07%*	4.63%	12.96%	8.43%
Fixed Income	American Funds The Bond Fund of America - Class 4 Adviser: Capital Research and Management Company	0.70%*	(0.59)%	3.96%	3.04%
U.S. Equity	American Funds Washington Mutual Investors Fund - Class 4 Adviser: Capital Research and Management Company	0.77%*	27.51%	12.22%	13.56%
U.S. Equity	BlackRock S&P 500 Index V.I. Fund - Class III Adviser: BlackRock Advisors, LLC	0.39%	28.23%	17.96%	15.95%
U.S. Equity	Fidelity® VIP Contrafund® Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	0.85%	27.51%	19.87%	16.35%
U.S. Equity	Fidelity® VIP Mid Cap Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	0.86%	25.31%	13.32%	13.00%
Fixed Income	Fidelity® VIP Strategic Income Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: Fidelity Investments Money Management, Inc. (FIMM), FMR Co., Inc. (FMRC), FIL Investment Advisors (UK) Limited (FIA(UK)), and other investment advisers	0.91%	3.44%	5.11%	4.47%
U.S. Equity	Franklin DynaTech VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	1.02%	16.09%	23.53%	16.56%
Allocation	Franklin Income VIP Fund - Class 4 Adviser: Franklin Advisers, Inc. Subadviser: Templeton Investment Counsel, LLC	0.82%	16.59%	7.34%	7.27%
APP A-2

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
International Equity	Franklin Mutual Global Discovery VIP Fund - Class 4 Adviser: Franklin Mutual Advisers, LLC Subadviser: Franklin Templeton Investment Management Limited	1.33%	18.98%	6.32%	8.37%
Allocation	Franklin Mutual Shares VIP Fund - Class 4 Adviser: Franklin Mutual Advisers, LLC	1.08%	19.06%	6.33%	8.89%
U.S. Equity	Franklin Rising Dividends VIP Fund - Class 4 Adviser: Franklin Advisory Services, LLC	0.98%	26.63%	16.69%	14.28%
U.S. Equity	Franklin Small Cap Value VIP Fund - Class 4 Adviser: Franklin Advisory Services, LLC	1.01%	25.17%	9.82%	12.01%
U.S. Equity	Franklin Small-Mid Cap Growth VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	1.18%	9.86%	20.72%	15.59%
Fixed Income	Franklin Strategic Income VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	1.13%*	2.06%	3.06%	3.60%
U.S. Equity	Hartford Capital Appreciation HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.67%	14.76%	15.86%	14.67%
U.S. Equity	Hartford Disciplined Equity HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.60%	25.52%	18.88%	17.41%
U.S. Equity	Hartford Dividend and Growth HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.66%	32.00%	15.44%	14.70%
International Equity	Hartford International Opportunities HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.74%	7.82%	10.81%	9.24%
U.S. Equity	Hartford Small Company HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.77%	1.56%	21.23%	15.93%
Fixed Income	Hartford Total Return Bond HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.50%	(0.95)%	4.51%	3.82%
Fixed Income	Hartford Ultrashort Bond HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.44%	(0.19)%	1.32%	0.78%
Allocation	Invesco V.I. Balanced Risk Allocation Fund - Series II Adviser: Invesco Advisers, Inc.	1.13%*	9.26%	7.18%	5.99%
U.S. Equity	Invesco V.I. Core Equity Fund - Series II Adviser: Invesco Advisers, Inc.	1.05%	27.38%	13.69%	11.99%
International Equity	Invesco V.I. EQV International Growth Fund - Series II (formerly Invesco V.I. International Growth Fund) Adviser: Invesco Advisers, Inc.	1.14%	5.61%	9.90%	7.82%
Money Market	Invesco V.I. Government Money Market Fund - Series I** Adviser: Invesco Advisers, Inc.	0.34%	0.01%	0.86%	0.45%
Fixed Income	Invesco V.I. Government Securities Fund - Series I Adviser: Invesco Advisers, Inc.	0.68%	(2.27)%	2.47%	1.77%
Fixed Income	Invesco V.I. High Yield Fund - Series I Adviser: Invesco Advisers, Inc.	0.94%	4.38%	4.69%	5.62%
U.S. Equity	Invesco V.I. Main Street Mid Cap Fund - Series II Adviser: Invesco Advisers, Inc.	1.18%	22.86%	11.15%	10.52%
U.S. Equity	Invesco V.I. Small Cap Equity Fund - Series II Adviser: Invesco Advisers, Inc.	1.20%	20.09%	13.15%	12.01%
Fixed Income	Lord Abbett Bond-Debenture Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	0.89%	3.28%	5.66%	6.33%
U.S. Equity	Lord Abbett Fundamental Equity Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	1.08%*	27.31%	10.23%	11.33%
U.S. Equity	Lord Abbett Growth and Income Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	0.93%	29.02%	11.07%	12.17%
U.S. Equity	MFS® Growth Series - Service Class Adviser: MFS Investment Management	0.96%*	23.24%	24.56%	19.03%
U.S. Equity	MFS® Investors Trust Series - Service Class Adviser: MFS Investment Management	1.03%*	26.51%	16.95%	15.17%
APP A-3

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
Fixed Income	MFS® Total Return Bond Series - Service Class Adviser: MFS Investment Management	0.78%*	(1.07)%	3.87%	3.39%
Allocation	MFS® Total Return Series - Service Class Adviser: MFS Investment Management	0.86%*	13.84%	9.57%	9.31%
U.S. Equity	MFS® Value Series - Service Class Adviser: MFS Investment Management	0.95%*	25.16%	11.97%	13.13%
U.S. Equity	Putnam VT Growth Opportunities Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.89%	22.65%	25.54%	19.86%
U.S. Equity	Putnam VT Large Cap Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.81%	27.30%	13.81%	14.11%
U.S. Equity	Putnam VT Multi-Cap Core Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.91%	31.07%	18.08%	16.30%
International Equity	Templeton Foreign VIP Fund - Class 4 Adviser: Templeton Investment Counsel, LLC	1.21%*	4.10%	2.62%	3.90%
Fixed Income	Templeton Global Bond VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	0.86%*	(5.01)%	(1.03)%	1.04%
International Equity	Templeton Growth VIP Fund - Class 4 Adviser: Templeton Global Advisors Limited	1.28%	4.85%	5.11%	7.26%

*	Annual expenses reflect temporary fee reduction under an expense reimbursement or fee waiver arrangement.
**	In a low interest rate environment, yields for money market funds, after deduction of Contract charges, may be negative even though the fund’s yield, before deducting for such charges, is positive. If you allocate a portion of your Contact value to a money market Sub-Account or participate in an Asset Allocation Program, if available, where Contract value is allocated to a money market Sub-Account, that portion of the value of your Contract value may decrease in value.
APP A-4

Asset Allocation Models
This section provides information about the asset allocation models (or Portfolio Planner Models) that may be available for participation under the contract. Models may not be available to you. You may be required to participate in a certain model depending on the optional benefits you have chosen. See "Optional Benefit Investment Restrictions" below.
You may participate in only one asset allocation model at a time. Your investments related to an asset allocation model will be rebalanced quarterly. For additional information, see "Static Asset Allocation Models" in the prospectus.

Models Available For The Following Contracts:

Leaders 5            Personal Retirement Manager B-Share VA 1
Leaders Access 5        Personal Retirement Manager C-Share VA 1 & 2
Leaders Advisory 1        Personal Retirement Manager I-Share VA 1
Leaders Select 3        Personal Retirement Manager L-Share VA 1
Huntington Leaders 3        Personal Retirement Manager Select B-Share VA 1
Huntington Personal Retirement Manager B-Share VA 1

The Portfolio Planner Models
The following model(s) (introduced as of May 2, 2022) are available for the Contract(s) listed above.
The percentage allocations below apply to value in the Sub-Accounts.

Fund	2022 Series 111	2022 Series 211	2022 Series 311	2022 Series 411	2022 Series 511
AB VPS Small/Mid-Cap Value Portfolio	2%	3%	3%	4%	5%
American Funds Growth Fund	5%	6%	8%	10%	11%
Fidelity VIP Mid Cap Portfolio	2%	3%	4%	4%	5%
Hartford Disciplined Equity HLS Fund	5%	7%	9%	10%	12%
Hartford Dividend and Growth HLS Fund	5%	7%	8%	10%	12%
Hartford International Opportunities HLS Fund	9%	12%	15%	18%	21%
Hartford Small Company HLS Fund	2%	2%	3%	4%	4%
Hartford Total Return Bond HLS Fund	55%	48%	40%	32%	24%
Invesco V.I. Government Securities Fund	5%	4%	3%	3%	2%
Invesco V.I. High Yield Fund	10%	8%	7%	5%	4%
Total	100%	100%	100%	100%	100%

APP A-5

Optional Benefit Investment Restrictions

1. Investment Restrictions For the Following Optional Benefits
Return of Premium (ROP) I
Maximum Anniversary Value (MAV) II

Applicable To The Following Contracts*
Leaders 5            Personal Retirement Manager B-Share VA 1
Leaders Access 5        Personal Retirement Manager C-Share VA 1 & 2
Leaders Advisory 1        Personal Retirement Manager I-Share VA 1
Leaders Select 3        Personal Retirement Manager L-Share VA 1
Huntington Leaders 3        Personal Retirement Manager Select B-Share VA 1
Huntington Personal Retirement Manager B-Share VA 1

Clients that choose the ROP I Death Benefit or MAV II Death Benefit will be offered limited investment flexibility and will be required to be invested with a minimum of 30% in fixed investments and no more than 70% in equity investments.
The Contract Owner will be able to choose from a selection of:
•Create a custom asset allocation model (sleeve) comprised of three categories of investments which will rebalance quarterly
•Approved individual sub-accounts
•Pre-determined asset allocation portfolios (Portfolios Planner, Investment Strategies)
Note: Investment in the Personal Pension Account will not violate the ROP I investment restrictions; however, any money invested in the variable funds must adhere to the ROP I investment restrictions.

Investments Categories

Equity Investments
•A minimum of 0% may be allocated to Equity Investments
•A maximum of 20% in any one fund in the Equity Investment category
•A maximum of 70% may be allocated to Equity and Limited investments combined

Limited Investments
•A minimum of 0% may be allocated to Limited Investments
•A maximum of 20% may be allocated to Limited Investments
•A maximum of 70% may be allocated to Equity and Limited investments combined

Fixed Investments
•A minimum of 30% must be allocated to Fixed Investments
•A maximum of 100% may be allocated to Fixed Investments

Equity Investments — Maximum of 70% of total model allocation, no one Fund to exceed 20%
•AB VPS International Value Portfolio
•AB VPS Small/Mid Cap Value Portfolio
•American Funds Asset Allocation Fund
•American Funds Washington Mutual Investors Fund
•American Funds Capital World Growth and Income Fund
•American Funds Global Growth Fund
•American Funds Growth Fund
•American Funds Growth-Income Fund
•American Funds International Fund
•BlackRock S&P 500 Index V.I. Fund
•Fidelity VIP Contrafund Portfolio
•Fidelity VIP Mid Cap Portfolio
•Franklin DynaTech VIP Fund
•Franklin Mutual Global Discovery VIP Fund
APP A-6

•Franklin Mutual Shares VIP Fund
•Franklin Rising Dividends VIP Fund
•Hartford Capital Appreciation HLS Fund
•Hartford Disciplined Equity HLS Fund
•Hartford Dividend and Growth HLS Fund
•Hartford International Opportunities HLS Fund
•Invesco V.I. Core Equity Fund
•Invesco V.I. EQV International Equity Fund (formerly Invesco V.I. International Growth Fund)
•Lord Abbett Fundamental Equity
•Lord Abbett Growth and Income Portfolio
•MFS Growth Series
•MFS Investors Trust Series
•MFS Value Series
•Putnam VT Large Cap Value Fund
•Putnam VT Multi-Cap Core Fund
•Putnam VT Growth Opportunities Fund
•Templeton Foreign VIP Fund
•Templeton Growth VIP Fund

Limited Investments — Maximum of 20% of total Funds, Limited and Equity allocations combined cannot exceed 70% of total model allocation
•American Funds Capital World Bond Fund
•American Funds Global Small Capitalization Fund
•American Funds New World Fund
•Fidelity VIP Strategic Income Portfolio
•Franklin Income VIP Fund
•Franklin Small Cap Value VIP Fund
•Franklin Small-Mid Cap Growth VIP Fund
•Franklin Strategic Income VIP Fund
•Hartford Total Return Bond HLS Fund
•Hartford Small Company HLS Fund
•Invesco V.I. Main Street Mid Cap Fund
•Invesco V.I. Small Cap Equity Fund
•Lord Abbett Bond-Debenture Portfolio
•Templeton Global Bond VIP Fund

Fixed Investments — Minimum of 30% allocated to the model
•American Funds The Bond Fund of America
•Hartford Ultrashort HLS Fund
•Hartford Total Return Bond HLS Fund
•Hartford U.S. Government Securities HLS Fund
•Invesco V.I. Government Securities Fund
•Invesco V.I. High Yield Fund
•MFS Total Return Bond Series

Approved individual sub-accounts: Multi-Asset Investments
•A minimum of 0% may be allocated to Multi-Asset Investments
•A maximum of 100% may be allocated to Multi-Asset Investments
•No limit per Fund; Cannot be combined with Funds in any other category
◦AB VPS Balanced Hedged Allocation Portfolio (formerly AB VPS Balanced Wealth Strategy Portfolio)
◦Invesco V.I. Balanced Risk Allocation Fund
◦MFS Total Return Series

APP A-7

(2) PORTFOLIO PLANNER ASSET ALLOCATION MODELS

As of May 2, 2022, the following models are available:

Fund	2022 Series 111	2022 Series 211	2022 Series 311	2022 Series 411	2022 Series 511
AB VPS Small/Mid-Cap Value Portfolio	2%	3%	3%	4%	5%
American Funds Growth Fund	5%	6%	8%	10%	11%
Fidelity VIP Mid Cap Portfolio	2%	3%	4%	4%	5%
Hartford Disciplined Equity HLS Fund	5%	7%	9%	10%	12%
Hartford Dividend and Growth HLS Fund	5%	7%	8%	10%	12%
Hartford International Opportunities HLS Fund	9%	12%	15%	18%	21%
Hartford Small Company HLS Fund	2%	2%	3%	4%	4%
Hartford Total Return Bond HLS Fund	55%	48%	40%	32%	24%
Invesco V.I. Government Securities Fund	5%	4%	3%	3%	2%
Invesco V.I. High Yield Fund	10%	8%	7%	5%	4%
Total	100%	100%	100%	100%	100%

(3) INVESTMENT MODELS

Series 8012
Fund
Hartford Capital Appreciation HLS Fund	33%
Hartford Dividend & Growth HLS Fund	33%
Hartford Total Return Bond HLS Fund	34%
Total	100%

Series 8013
Fund
Franklin Income VIP Fund	34%
Franklin Mutual Shares VIP Fund	33%
Templeton Growth VIP Fund	33%
Total	100%

Series 8050
Fund
American Funds Global Small Capitalization Fund	10%
American Funds Growth and Income Fund	20%
American Funds Growth Fund	25%
American Funds International Fund	15%
American Funds The Bond Fund of America	30%
Total	100%

Series 8051
Fund
American Funds International Fund	25%
Franklin Income VIP Fund	25%
Hartford Disciplined Equity HLS Fund	25%
Hartford Total Return Bond HLS Fund	25%
Total	100%

APP A-8

Series 8092[1]
Fund
American Funds Capital World Growth and Income Fund	15%
Franklin Income VIP Fund	15%
Hartford Disciplined Equity HLS Fund	15%
Hartford Total Return Bond HLS Fund	25%
Invesco V.I. Government Money Market Fund	30%
Total	100%
[1]Series 8092 is available only to Huntington Personal Retirement Manager contract owners.

APP A-9

Appendix A.1 Funds by Product
Investment options available to your specific Contract are listed in the following table.

Portfolio Company and Adviser/Subadviser	Huntington Leaders III	Huntington PRM [B Share]	Leaders Access V**	Leaders Advisory I**	Leaders Select III	Leaders V**	PRM B Share I	PRM C share II	PRM C share I	PRM I Share I	PRM L Share I	PRM Select [B share]
AB VPS Balanced Hedged Allocation Portfolio - Class B (formerly AB VPS Balanced Wealth Strategy Portfolio) Adviser: AllianceBernstein, L.P.	X	X	X	X	X	X	X	X	X	X	X	X
AB VPS International Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	X	X	X	X	X	X	X	X	X	X	X	X
AB VPS Small/Mid Cap Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	X	X	X	X	X	X	X	X	X	X	X	X
Allspring VT International Equity Fund - Class 1 (formerly Wells Fargo VT International Equity Fund) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC					X							X
Allspring VT Omega Growth Fund - Class 1 (formerly Wells Fargo VT Omega Growth Fund) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC					X							X
Allspring VT Opportunity Fund - Class 1 (formerly Wells Fargo VT Opportunity Fund) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC					X							X
Allspring VT Small Cap Growth Fund - Class 1 (formerly Wells Fargo VT Small Cap Growth Fund) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC					X							X
American Funds Asset Allocation Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X	X	X	X	X	X	X	X
American Funds Capital World Bond Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X	X	X	X	X	X	X	X
American Funds Capital World Growth and Income Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X	X	X	X	X	X	X	X
American Funds Global Growth Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X	X	X	X	X	X	X	X
American Funds Global Small Capitalization Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X	X	X	X	X	X	X	X
American Funds Growth Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X	X	X	X	X	X	X	X
American Funds Growth-Income Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X	X	X	X	X	X	X	X
American Funds International Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X	X	X	X	X	X	X	X
American Funds New World Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X	X	X	X	X	X	X	X
American Funds The Bond Fund of America - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X	X	X	X	X	X	X	X
American Funds Washington Mutual Investors Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X	X	X	X	X	X	X	X
BlackRock S&P 500 Index V.I. Fund - Class III Adviser: BlackRock Advisors, LLC	X	X	X	X	X	X	X	X	X	X	X	X
Fidelity® VIP Contrafund® Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	X	X	X	X	X	X	X	X	X	X	X	X
APP A.1-1

Portfolio Company and Adviser/Subadviser	Huntington Leaders III	Huntington PRM [B Share]	Leaders Access V**	Leaders Advisory I**	Leaders Select III	Leaders V**	PRM B Share I	PRM C share II	PRM C share I	PRM I Share I	PRM L Share I	PRM Select [B share]
Fidelity® VIP Mid Cap Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	X	X	X	X	X	X	X	X	X	X	X	X
Fidelity® VIP Strategic Income Portfolio - Service Class 2
Adviser: Fidelity Management & Research Company (FMR)
Subadviser: Fidelity Investments Money Management, Inc. (FIMM), FMR Co., Inc. (FMRC), FIL Investment Advisors (UK) Limited (FIA(UK)), and other investment advisers	X	X	X	X	X	X	X	X	X	X	X	X
Franklin DynaTech VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X
Franklin Income VIP Fund - Class 4 Adviser: Franklin Advisers, Inc. Subadviser: Templeton Investment Counsel, LLC	X	X	X	X	X	X	X	X	X	X	X	X
Franklin Mutual Global Discovery VIP Fund - Class 4 Adviser: Franklin Mutual Advisers, LLC Subadviser: Franklin Templeton Investment Management Limited	X	X	X	X	X	X	X	X	X	X	X	X
Franklin Mutual Shares VIP Fund - Class 4 Adviser: Franklin Mutual Advisers, LLC	X	X	X	X	X	X	X	X	X	X	X	X
Franklin Rising Dividends VIP Fund - Class 4 Adviser: Franklin Advisory Services, LLC	X	X	X	X	X	X	X	X	X	X	X	X
Franklin Small Cap Value VIP Fund - Class 4 Adviser: Franklin Advisory Services, LLC	X	X	X	X	X	X	X	X	X	X	X	X
Franklin Small-Mid Cap Growth VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X
Franklin Strategic Income VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X
Hartford Capital Appreciation HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X	X	X	X	X
Hartford Disciplined Equity HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X	X	X	X	X
Hartford Dividend and Growth HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X	X	X	X	X
Hartford International Opportunities HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X	X	X	X	X
Hartford Small Company HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X	X	X	X	X
Hartford Total Return Bond HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X	X	X	X	X
Hartford Ultrashort Bond HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X	X	X	X	X
Invesco V.I. Balanced Risk Allocation Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X
Invesco V.I. Core Equity Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X
Invesco V.I. EQV International Growth Fund - Series II (formerly Invesco V.I. International Growth Fund) Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X
Invesco V.I. Government Money Market Fund - Series I** Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X
APP A.1-2

Portfolio Company and Adviser/Subadviser	Huntington Leaders III	Huntington PRM [B Share]	Leaders Access V**	Leaders Advisory I**	Leaders Select III	Leaders V**	PRM B Share I	PRM C share II	PRM C share I	PRM I Share I	PRM L Share I	PRM Select [B share]
Invesco V.I. Government Securities Fund - Series I Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X
Invesco V.I. High Yield Fund - Series I Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X
Invesco V.I. Main Street Mid Cap Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X
Invesco V.I. Small Cap Equity Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X
Lord Abbett Bond-Debenture Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	X	X	X	X	X	X	X	X	X	X	X	X
Lord Abbett Fundamental Equity Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	X	X	X	X	X	X	X	X	X	X	X	X
Lord Abbett Growth and Income Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	X	X	X	X	X	X	X	X	X	X	X	X
MFS® Growth Series - Service Class Adviser: MFS Investment Management	X	X	X	X	X	X	X	X	X	X	X	X
MFS® Investors Trust Series - Service Class Adviser: MFS Investment Management	X	X	X	X	X	X	X	X	X	X	X	X
MFS® Total Return Bond Series - Service Class Adviser: MFS Investment Management	X	X	X	X	X	X	X	X	X	X	X	X
MFS® Total Return Series - Service Class Adviser: MFS Investment Management	X	X	X	X	X	X	X	X	X	X	X	X
MFS® Value Series - Service Class Adviser: MFS Investment Management	X	X	X	X	X	X	X	X	X	X	X	X
Putnam VT Growth Opportunities Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	X	X	X	X	X	X	X	X	X	X	X	X
Putnam VT Large Cap Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	X	X	X	X	X	X	X	X	X	X	X	X
Putnam VT Multi-Cap Core Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	X	X	X	X	X	X	X	X	X	X	X	X
Templeton Foreign VIP Fund - Class 4 Adviser: Templeton Investment Counsel, LLC	X	X	X	X	X	X	X	X	X	X	X	X
Templeton Global Bond VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	X	X	X	X	X	X	X	X	X	X	X	X
Templeton Growth VIP Fund - Class 4 Adviser: Templeton Global Advisors Limited	X	X	X	X	X	X	X	X	X	X	X	X
* * *
Please retain this product notice for future reference. The last prospectus and statement of additional information for the contract, dated June 28, 2018, contain more information about the contract. You may contact us to request this additional information free of charge. Instructions for contacting us are included in the front cover page of this product notice.

EDGAR Identifier:    C000061190     PRM Series I TLIC
C000080962    Huntington PRM Series I TLIC
C000061191    PRM Series I TLA

APP A.1-3